FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Directors Declaration - Loudon Resigns From ABN AMRO Holding N.V.

LONDON, May 4/PRNewswire-FirstCall/ --

Royal Dutch Shell plc

Listing Rule 9.6.14

On 4th May 2006, Royal Dutch Shell plc (NYSE: RDS.A; NYSE: RDS.B) received confirmation from ABN AMRO Holding N.V. that Mr A.A. Loudon stepped down as Chairman of the Supervisory Board of ABN AMRO Holding N.V during its Annual General Meeting held on 27th April 2006.

Source: Royal Dutch Shell plc Royal Dutch Shell Media Relations: +44-(0)207-934-5963

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 5 May 2006